OFFER BY NATIONAL BANKSHARES, INC.
                             TO PURCHASE FOR CASH
                                      UP TO
                       200,000 SHARES OF ITS COMMON STOCK


To Brokers, Dealers, Commercial Bank,                     Date: March 15, 1999
 Trust Companies and other Nominees:

        We are enclosing the material listed below relating to the offer by National Bankshares, Inc. a Virginia corporation (the "Company") to purchase up to a maximum of 200,000 shares of common stock (the "Shares") at a price of $28.00 net per share to the selling shareholders, subject to the terms and conditions of the Offer to Purchase dated March 15, 1999, and the related Letter of Transmittal (which together constitute the "Offer").

        We enclose copies of the following documents:

        1.     Offer to Purchase dated March 15, 1999,

        2. Letter of Transmittal (including Substitute Form W-9 Guidelines) for your use and for the information of your clients;

        3. Letter which may be sent to clients for whose account you hold shares in your name or the name of your nominee, with space provided for obtaining such client's instructions with regard to the offer; and

        4.     Letter dated March 15, 1999, to the Company's shareholders.

     Please advise us as to how many additional copies of the tender offer documents you will require for distribution to your clients by contacting our Depository Agent, The National Bank of Blacksburg, 100 South Main Street, P. O. Box 90002, Blacksburg, Virginia 24062, Attn: Marilyn B. Buhyoff.

     No fees or commissions will be payable to brokers, dealers or persons for soliciting tenders of shares pursuant to the offer. However, the Company will reimburse brokers, dealers, commercial banks, trust companies, and other nominees for their reasonable and necessary costs incurred in forwarding the Offer to Purchase and related documents to beneficial owners of shares held by such entities as nominee or in a fiduciary capacity. Please forward all invoices for reimbursement to The National Bank of Blacksburg, 100 South Main Street, P.
O. Box 90002, Blacksburg, Virginia 24062, Attn: Marilyn B. Buhyoff.

     We urge you to contact your clients promptly. Please note that the withdrawal deadline and expiration date are both April 30, 1999, at 5:00 p.m. Eastern Daylight Time (unless extended).

        As described in the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates and any other required documents, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for shares so tendered and any other required documents must be received within five business days after the Depository has previously received a properly completed and duly executed Notice of Guaranteed Delivery.

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to The National Bank of Blacksburg, 100 South Main Street, P. O. Box 90002, Blacksburg, Virginia 24062.


                                            Sincerely,

                                            NATIONAL BANKSHARES, INC.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY OR THE DEPOSITORY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENTS OR TO MAKE ANY STATEMENTS ON THEIR BEHALF IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREIN AND THE STATEMENTS CONTAINED THEREIN.